

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via Facsimile
Mr. John Vandemore
Chief Financial Officer
International Game Technology
6355 South Buffalo Drive
Las Vegas, Nevada 89113

Re: International Game Technology
Form 10-K for the Fiscal Year Ended October 1, 2011
Filed November 30, 2011
File No. 1-10684

Dear Mr. Vandemore:

We have reviewed your response letter dated May 8, 2012 and have the following comment.

Form 10-K for the Fiscal Year Ended October 1, 2011

Item 8 – Financial Statements, page 46

Note 13. Contingencies, page 76
Litigation, page 76

1.   We appreciate your response to prior comment three from our comment letter dated April 18, 2012. In future filings, to the extent that you have concluded that you cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued, please state that such an estimate cannot be made for each specific matter disclosed. Refer to FASB ASC 450-20-50-3 and 50-4.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief